November 14, 2024

Dharmesh Pandya
Chief Executive Officer
Lytus Technologies Holdings PTV. Ltd.
Unit 1214, ONE BKC, G Block
Bandra Kurla Complex
Bandra East
Mumbai, India 400 051

       Re: Lytus Technologies Holdings PTV. Ltd.
           Amendment No. 2 to Registration Statement on Form F-1
           Filed October 28, 2024
           File No. 333-280797
Dear Dharmesh Pandya:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 27, 2024 letter.

Amendment No, 2 to Form F-1
Prospectus Summary
Equity Line of Credit, page 3

1. We note that the Market Price under the equity line is the lowest VWAP in the four days after the shares are deposited into Mast Hill's brokerage account. Disclose whether Mast Hill may sell shares received as a put under the equity line before the
       Market Price is determined for that put. If so, discuss the risk that the investor's sale of put shares prior to pricing may depress the trading price of the company's shares and lead to Mast Hill paying less for those shares.
 November 14, 2024
Page 2

Plan of Distribution, page 33

2. Please disclose on the prospectus cover page that R. F. Lafferty & Co., Inc. will earn a cash fee of 4% of any cash draws under the equity line. In addition, clarify here and on the prospectus cover page that the company will pay the fee by having the fee amount deducted from the amount Mast Hill will pay to the company for each put of shares.
Description of Business, page 65

3. Please provide a description of the material effects of government regulations on the
       company   s business, identifying the regulatory body.
Key Market Trends, page 70

4. Please disclose the material terms and conditions you are required to follow under the
       Internet Service Provider license guidelines and the terms of your particular Internet
       Service Provider license. Disclose who holds the license, the date the license agreement was entered into and when you must provide the required services under the license agreement.
Employees, page 71

5.     You provide disclosure about the company's employees on pages 71 and 80.
Please
       combine this disclosure. In addition, provide employee disclosure for your consolidated entity, Sri Sai Cable and Broadband Private Limited. Executive Compensation, page 74

6. We note your response to prior comment 17 as well as your disclosure that it is expected that the independent compensation committee shall conduct its meeting for review of the compensation of Messrs. Pandya and Shah on or prior to August 10,
       2024. Please update this disclosure. In addition, disclose whether the compensation committee can approve compensation at any time for years other than the most recently completed fiscal year.
Consolidated Statements of Financial Position, page F-3

7. We note your response to prior comment 18. When the "Commitments and contingencies" caption is included on the face of the balance sheet, the amount should
       be left blank instead and direct readers to the notes to the financial statements for disclosures. As such, please remove the amount and leave it blank since that amount is not recognized in your accounts. Refer to IAS 37. The Form 20-F instructions that you reference require a discussion in your footnote disclosures.
Notes to Consolidated Financial Statements
Note 3A - Other income, page F-24

8. We note your response to prior comment 19. However, we note you presented other income as part of your total revenue on page 53 and 57. In this regard, the table on page 53 has a header labeled as "type of services" while those income items are not service revenues. Also, the table on top of page 53 and on page 57 includes the other
 November 14, 2024
Page 3

       income amounts in the total revenue line item. Please revise to separately identify these amounts as other income. Lastly, your Consolidated Statements of Profit and
       Loss includes other income under the Revenue caption. Please revise to remove the top Revenues "header" or alternatively change that header and the total to clearly describe the amounts as "Revenues and other income." Please revise accordingly.
Note 7 - Other Current Financial Assets, page F-31

9. Please describe the nature of the amounts presented as "Advances for network acquisition." That is, please describe the network that is being acquired.
Note 10B - Other Non-Current Assets, page F-33

10. Please describe the nature of amounts included in "Capital advances for property, plant and equipment." Tell us why the amounts have not resulted in the acquisition of any fixed assets.
Note 16- Equity, page F-41

11. Please revise the number of shares of common stock that are shown as a pre-split amount to the post-split amount in order to avoid confusion and to comply with paragraph 28 of IAS 33.
Note 16 - Equity, page F-42

12. We note your response to prior comment 23 that you have issued 40,000,000 shares for the purpose of employee incentive plan and made an adjustment to retained earnings rather than a direct charge to profit or loss. However, under IFRS 2 paragraphs 8 to 9, when the goods or services received or acquired in a share-based payment transaction do not qualify for recognition as assets, they shall be recognized as expenses. As such, the fair value of the shares issued should be charged to employee compensation expense in profit or loss. Please revise, or provide us an accounting analysis with specific reference to IFRS 2 to support your current account that the equity impact is recognized in retained earnings rather than as a direct charge to profit or loss. Tell us whether any of the shares of common stock have been allocated to your employees.
       Please contact Becky Chow at 202-551-6524 or Stephen Krikorian at 202-551-3488 if
you have questions regarding comments on the financial statements and related matters. Please contact Kathleen Krebs at 202-551-3350 or Larry Spirgel at 202-551-3815
with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:   Thomas J. Poletti, Esq.